UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

2024 Annual Report

Name of issuer:

Tansy

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

California

Date of organization:

September 17, 2018

Physical address of issuer:

2120 W Magnolia Blvd, Burbank, California 91506

Website of issuer:

https://shoptansy.com

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Current number of employees:
4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	784,826	720,851
Cash & Cash Equivalents	32,765	9,309
Accounts Receivable:	0	0
Short-term Debt:	176,576	159,977
Long-term Debt:	530,452	549,914
Revenues/Sales	1,120,919	1,060,578
Cost of Goods Sold:	468,191	486,048
Taxes Paid:	10,096	0
Net Income:	23,737	-8,832

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their

own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the nursery and home goods industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the nursery and home goods industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the nursery and home goods industry;
- growth of, and risks inherent in, the nursery and home goods industry in USA;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;

maintaining the quality of our products;

our ability to attract and retain qualified executives and personnel; and

our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Tansy shall include any joint venture in which Tansy holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Tansy.

"Company " means Tansy.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Tansy.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Common Stock of Tansy.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:

Tansy

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS

4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Shawna Christian   **Dates of Board Service:** October 2018

Principal Occupation:

Creator, Owner and President of Tansy in Burbank CA

Before founding Tansy, Shawna served as the Chief Operating Officer of Generation IX Technologies, a role she held for over two decades. In this capacity, she was responsible for the operational management of all departments and spearheaded numerous initiatives that propelled the company forward. Shawna's leadership was instrumental in developing business prospects through keen analyses of economic trends and revenue opportunities, projecting expansion projects for clients, and enhancing organizational operations.

She worked closely with the executive team to develop hiring, training, and compensation strategies that attracted and retained top talent. Shawna led and mentored the staff, managed the company's financial performance, and ensured compliance with regulatory obligations. Her efforts significantly contributed to the company's brand development and the successful implementation of innovative marketing strategies.

Shawna's vast experience and dynamic leadership style have established her as a respected figure in both the technology and retail sectors, demonstrating her ability to pivot industries successfully and lead businesses to thrive in changing landscapes.

Current Position:
Creator, Owner and President of Tansy in Burbank CA.
October 1, 2018 to now

Responsibilities:
- Created an environment and culture that focused on fulfilling the company's mission, vision and values
- Operational management of all staff
- Developed business prospects by studying retail trends and revenue opportunities
- Ensured the company is staffed with well-trained, quality and engaged employees at all times
- Oversee financial performance and risk profile; manage the design and implementation of new products and events

- Oversee brand development and the implementation of effective marketing strategies
- Represent company at important business functions, community events, industry training and events and networking opportunities
- Client facing responsibilities and duties
- Entire management of both retail locations
- Responsible for all purchasing and inventory
- All accounting and financial duties
- Oversee all systems
- Approve all financial decisions
- Ensure the timely submission of month-end financials
- Accumulating capital to fund expansion
- Monitors the company performance by measuring and analyzing results, initiating corrective actions and minimizing the impact of variances

Previous Position:
COO of Generation IX Technologies, 5839 Green Valley Circle, Los Angeles CA 90230
February 18th, 1996 – October 1st, 2019

Responsibilities:
- Created an environment and culture that focused on fulfilling the company's mission, vision and values
- Operational management of all departments
- Developed business prospects by studying economic trends and revenue opportunities; projecting expansion projects for clients, analyzing organization operations; identifying opportunities for improvement; cost reduction and systems enhancement
- Ensured the company was staffed with well-trained, quality and engaged employees at all times
- Worked closely with executive team to develop effective hiring, training and compensation plans to retain quality talent
- Lead and mentored staff
- Oversaw financial performance and risk profile while ensuring that all of regulatory obligations were met; managed the design and implementation of new products and services
- Oversaw brand development and the implementation of effective marketing strategies
- Represented company at important business functions, community events, industry training and events and networking opportunities
- Client facing responsibilities and duties

- Ensured quality metrics were achieved through sound business processes following regulatory agency guidelines
- Ensured the timely submission of month-end financial and operational reviews
- Monitored company performance by measuring and analyzing results, initiating corrective actions and minimizing the impact of variances
- Managed contact negotiations

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Shawna Christian

Principal Occupation:

Creator, Owner and President of Tansy in Burbank CA

Before founding Tansy, Shawna served as the Chief Operating Officer of Generation IX Technologies, a role she held for over two decades. In this capacity, she was responsible for the operational management of all departments and spearheaded numerous initiatives that propelled the company forward. Shawna's leadership was instrumental in developing business prospects through keen analyses of economic trends and revenue opportunities, projecting expansion projects for clients, and enhancing organizational operations.

She worked closely with the executive team to develop hiring, training, and compensation strategies that attracted and retained top talent. Shawna led and mentored the staff, managed the company's financial performance, and ensured compliance with regulatory obligations. Her efforts significantly contributed to the company's brand development and the successful implementation of innovative marketing strategies.

Shawna's vast experience and dynamic leadership style have established her as a respected figure in both the technology and retail sectors, demonstrating her ability to pivot industries successfully and lead businesses to thrive in changing landscapes.

Current Position:

Creator, Owner and President of Tansy in Burbank CA.

October 1, 2018 to now

Responsibilities:

- Created an environment and culture that focused on fulfilling the company's mission, vision and values
- Operational management of all staff
- Developed business prospects by studying retail trends and revenue opportunities
- Ensured the company is staffed with well-trained, quality and engaged employees at all times
- Oversee financial performance and risk profile; manage the design and implementation of new products and events
- Oversee brand development and the implementation of effective marketing strategies
- Represent company at important business functions, community events, industry training and events and networking opportunities
- Client facing responsibilities and duties
- Entire management of both retail locations
- Responsible for all purchasing and inventory
- All accounting and financial duties
- Oversee all systems
- Approve all financial decisions
- Ensure the timely submission of month-end financials
- Accumulating capital to fund expansion
- Monitors the company performance by measuring and analyzing results, initiating corrective actions and minimizing the impact of variances

Previous Position:
COO of Generation IX Technologies, 5839 Green Valley Circle, Los Angeles CA 90230
February 18th, 1996 – October 1st, 2019

Responsibilities:

- Created an environment and culture that focused on fulfilling the company's mission, vision and values
- Operational management of all departments
- Developed business prospects by studying economic trends and revenue opportunities; projecting expansion projects for clients, analyzing organization operations; identifying opportunities for improvement; cost reduction and systems enhancement
- Ensured the company was staffed with well-trained, quality and engaged employees at all times

- Worked closely with executive team to develop effective hiring, training and compensation plans to retain quality talent
- Lead and mentored staff
- Oversaw financial performance and risk profile while ensuring that all of regulatory obligations were met; managed the design and implementation of new products and services
- Oversaw brand development and the implementation of effective marketing strategies
- Represented company at important business functions, community events, industry training and events and networking opportunities
- Client facing responsibilities and duties
- Ensured quality metrics were achieved through sound business processes following regulatory agency guidelines
- Ensured the timely submission of month-end financial and operational reviews
- Monitored company performance by measuring and analyzing results, initiating corrective actions and minimizing the impact of variances
- Managed contact negotiations

Name: Ella Christian

Principal Occupation:
Operations Manager of Tansy in Burbank CA and Seattle WA

Ella Christian oversees the daily operations at both the Burbank and Seattle locations of Tansy. She is responsible for much more than just the day-to-day management of these stores; her scope of work extends into vital areas such as marketing and social media. In these roles, Ella is known for her ability to craft engaging, creative campaigns that not only resonate with Tansy's diverse audience but also significantly boost customer engagement and community interaction.

With a genuine passion for horticulture, Ella has taken the lead on Tansy's plant care initiatives. She has implemented a range of innovative practices designed to ensure the health and vitality of the nursery's plants, enhancing their longevity and beauty. Her deep understanding of plant biology and her commitment to sustainable gardening, which has resulted in a thriving inventory that attracts both novice gardeners and seasoned plant enthusiasts.

Ella is also instrumental in integrating these initiatives into broader marketing strategies, thereby educating and inspiring Tansy's clientele about the joys and benefits of plant parenthood. Her multifaceted approach ensures that Tansy remains a beloved staple in its communities, known for its quality, creativity, and dedication to customer satisfaction.

Responsibilities:

- **Operational Oversight:** Manages daily operations at both the Burbank and Seattle locations of Tansy.
- **Marketing and Social Media:** Crafts engaging, creative marketing campaigns that resonate with a diverse audience and significantly boost customer engagement.
- **Plant Care Leadership:** Takes the lead on innovative plant care initiatives to ensure the health and vitality of the nursery's plants, enhancing their longevity and aesthetic appeal.
- **Educational Initiatives:** Integrates plant care practices into broader marketing strategies, educating and inspiring customers about the benefits of plant parenthood.
- **Community Engagement:** Plays a key role in fostering community interaction, ensuring that Tansy remains a cherished local staple known for its quality, creativity, and dedication to customer satisfaction.

Business Experience:
Ella Christian joined his mother, Shawna Christian, in running the Tansy business right after college.

Name: Elijah Christian

Principal Occupation:
Retail Store Manager of Tansy

Elijah Christian oversees the daily operations at Tansy's Seattle location. With a keen eye for detail and a profound dedication to service excellence, Elijah ensures the seamless functioning of the store. He is responsible for managing inventory, carefully coordinating the replenishment of home goods and plant nursery stock to consistently meet customer demands. Under his guidance, the staff at Tansy Seattle provide exceptional service, enhancing the shopping experience for every visitor.

Elijah plays a crucial role in implementing marketing strategies that effectively promote Tansy's diverse product offerings and attract a loyal local clientele. He is also instrumental in maintaining the aesthetic and welcoming atmosphere of the store, creating an environment where customers can enjoy exploring and shopping.

In addition to these responsibilities, Elijah handles various administrative tasks and swiftly resolves any operational issues that arise, thereby upholding Tansy's reputation for quality and dedicated customer service. His leadership is pivotal in maintaining the store's status as a beacon of diversity and entrepreneurial spirit within the community, reflecting Tansy's commitment to breaking generational curses and empowering women in underserved communities.

Business Experience:
Elijah Christian joined his mother, Shawna Christian, in running the Tansy business right after college.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Shawna Christian	100,000 Shares of Common Stock	100%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:	10,000,000	100,000	YES	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **Voting Proxy**

Each Purchaser shall designate the Chief Executive Officer of the Company (the "CEO") or their successor as the Purchaser's authorized proxy and attorney, with the authority to act independently and with full power of substitution. In accordance with this provision, and on behalf of the Purchaser, the appointed proxy shall (i) cast votes for all Securities, (ii) send and receive notices and communications, (iii) execute any necessary or appropriate instrument or document as deemed by the CEO under this provision, and (iv) undertake all actions deemed necessary or appropriate by the CEO for the fulfillment of the aforementioned tasks. The proxy and authority granted by the Purchaser under this Section are inseparable from an interest. This proxy and authority shall be deemed irrevocable. It shall persist even in the event of the Purchaser being an individual, enduring through their death, incompetency, and disability. If the Purchaser is an entity, it shall endure through the merger or reorganization of the Purchaser or any other entity holding the Securities. However, the Proxy shall cease upon the conclusion of a firm-commitment underwritten public offering in accordance with an effective registration statement under the Securities Act of 1933, covering the offer and sale of Common Stock, or the effectiveness of a registration statement under the Securities Exchange Act of 1934, covering the Common Stock.

b. **No anti-dilution rights**
Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers (the "Investors") of the securities offered, as holders of Common Stock with a minority voting rights, may not have enough voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

As a minority holder of Common Stock participating in this offering, you have delegated your voting rights by proxy to the CEO of the Company. Even in the event of regaining control over your voting rights, as a minority holder, your authority regarding corporate actions of the Company will be restricted. Such actions encompass additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties.

Furthermore, purchasers in this offering may possess rights that are subordinate to those of other investors, and their impact on the corporate decisions of the Company will be limited. Additionally, Purchasers may have limited ability to exert influence on decisions made by the principal shareholders, particularly if such decisions are at odds with the preferences of the Investors or have a negative impact on the value of the Purchasers' securities in the Company. The Purchasers generally do not control day-to-day business decisions or management of the issuer, and their interests may conflict with those of the principal shareholders. Importantly, there is no guarantee that the company will develop in a way that is advantageous to the Purchasers.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> **As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.**
>
> **We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.**

Valuation of Our Common Stock
The valuation of Tansy's common stock is determined by employing a price-to-sales (P/S) multiple method. This approach is well-suited for our company given the rapidly evolving nature of the retail and home goods industry, where future cash flows are unpredictable and heavily influenced by market trends and consumer preferences.

For the year 2023, with reported sales of $1,060,578, we apply a P/S ratio of 2.75 to arrive at our pre-money valuation. This ratio of 2.75 is specifically chosen based on a comparative analysis of similar companies within our sector that have demonstrated growth and profitability. This benchmark is adjusted to reflect Tansy's unique market position and operational strategy. The P/S multiple of 2.75 is particularly relevant for early-stage companies in our sector, where future earnings can be volatile and current revenues provide a more stable metric for valuation.

Given our sales figures and the applied P/S ratio, we establish a pre-money valuation of $2.9 million ($1,060,578 x 2.75 = $2,916,589.5). This valuation considers Tansy's consistent revenue growth, our innovative approach to integrating retail with community engagement, and our potential to effectively expand operations across new markets.

The price per common stock in this offering, based on the pre-money valuation of $2.9 million and 100,000 shares issued, is set at **$29.00 per share**.

Valuation Methodology Disclaimer:
The valuation presented herein is derived from internal assessments based on historical sales data and industry comparisons. It is important for potential investors to note that while we strive for accuracy, the actual value of Tansy's common stock may be influenced by factors beyond our control, including but not limited to changes in the economic environment and shifts in consumer behavior. The underlying assumption to the valuation is ultimately dependent on the discretionary judgment of the directors. This valuation may be adjusted to reflect any new information or changes in market conditions that could impact the business's value. Investors are encouraged to consider these dynamics and perform their due diligence when assessing the value of Tansy's common stock.

Methods for how the securities may be valued by the issuer in the future:

The valuation of Tansy's securities in the future may be approached through several methods:

- **Continued Use of Price-to-Sales Multiple:** As Tansy grows, the price-to-sales multiple method may continue to be utilized, reflecting the company's revenue generation efficiency. Adjustments to the multiple will be made based on changes in industry standards, competitive landscape, and Tansy's operational excellence.
- **Discounted Cash Flow (DCF) Analysis:** As Tansy stabilizes its earnings and cash flow predictions become more reliable, DCF analysis could be used to estimate the present value of expected future cash flows, providing a comprehensive view of the company's valuation.

- **Comparable Company Analysis:** This method may involve comparing Tansy with similar companies in terms of size, growth, profitability, and market presence. This benchmarking helps in understanding where Tansy stands in the competitive landscape and how it should be valued in comparison.
- **Market Conditions and Investor Sentiment:** The valuation may also be influenced by broader market conditions and investor sentiment towards the industry and Tansy's market segment specifically. This method ensures that the valuation remains relevant and competitive.
- **Performance Metrics Review:** Regular review of key performance indicators such as customer acquisition cost, lifetime value, profit margins, and revenue growth rate will be critical. These metrics will help in adjusting the valuation in line with the company's operational performance.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Common Stock holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- Although purchasers of the securities offered will have voting rights, as minority shareholders, their influence over the company's affairs and the composition of its board of directors may be limited. Further, as a minority holder of Common Stock participating in this offering, voting rights are delegated by proxy to the CEO of the Company.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:
a. **Additional Issuances of Securities**
   Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore

future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**
The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**
Although as Common Stock holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**
Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

Economic Injury Disaster Loan (EIDL)
- **Principal Amount:** $240,463
- **Term:** EIDL loan at an interest rate of 3.75% and maturity is May 21st, 2050.

Small Business Administration (SBA) Loan
- **Principal Amount:** $148,917.54
- **Term:** Seattle SBA loan at an interest rate of 13.25% and maturity is April 2033.

- **Principal Amount:** $128,096.79
- **Term:** Burbank SBA loan at an interest rate of 13% and maturity is May 2029

25. What other exempt offerings has the issuer conducted within the past three years?

Date of the Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds	Status
2024-07-12	Regulation Crowdfunding	Common Stock	$38,744	$37,497 was withdrawn from escrow, used for:	Ongoing

				- Franchising Expansion - Marketing & Brand Development	

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    a. **any director or officer of the issuer;**

    b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

    c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

    d. **any immediate family member of any of the foregoing persons.**

The company paid compensation to its officer/director, Shawna Christian, amounting to $27,183 in 2023 and $9,450 in 2022.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes, the issuer, Tansy, has an operating history since its establishment in October 2018. Since its inception, Tansy has operated as a vibrant plant nursery and home goods store, expanding its footprint from its original location in Burbank, California, to a second location in Seattle, Washington.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-

looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operation

Revenue Growth
Tansy experienced a solid increase in revenue for the year ended December 31, 2024, with total revenue rising from $1,060,578 in 2023 to $1,120,919 in 2024. This represents a growth of approximately 5.7%, which highlights the company's ability to generate higher sales despite any external market conditions.

Cost of Goods Sold (COGS) and Gross Profit
The cost of goods sold (COGS) for Tansy remained relatively stable, decreasing slightly from $486,048 in 2023 to $468,191 in 2024. This stability in COGS, coupled with higher revenues, resulted in a significant increase in gross profit, which rose to $652,728 in 2024 from $574,530 in 2023. The higher gross profit reflects the company's ability to maintain its cost structure while generating more sales, contributing positively to the overall performance.

Operating Expenses
Operating expenses saw an increase from $556,053 in 2023 to $579,610 in 2024. This rise was primarily driven by an increase in payroll expenses, lease rent, and software and application costs. Payroll expenses decreased slightly, while lease rent experienced a significant increase, and software-related costs surged, likely indicating a strategic investment in technology. While operating expenses grew, the increase was more than offset by the higher gross profit, leading to improved operating profit.

Operating Profit
Operating profit showed a marked improvement in 2024, increasing to $73,118 from $18,476 in 2023. This improvement indicates that the company was able to better manage its core operations, effectively controlling costs and improving profitability. The significant increase in operating profit demonstrates that Tansy has optimized its operational efficiencies.

Other Expenses
Tansy saw a rise in other expenses, particularly related to interest expenses, which increased from $27,308 in 2023 to $39,286 in 2024. This increase in financial costs may

suggest an expansion of debt or other financial obligations. Despite the increase in these costs, Tansy still managed to maintain a positive net profit before tax.

Net Profit Before and After Tax

The net profit before tax for 2024 stands at $33,833, marking a substantial turnaround from the net loss of $8,832 in 2023. This improvement is a clear sign of the company's ability to generate profits despite challenges in the financial environment. After accounting for federal and state taxes of $10,096, the net profit after tax for 2024 was $23,737, a sharp contrast to the prior year's net loss of $8,832. This positive net profit indicates that Tansy's overall financial health has improved considerably.

Tansy has demonstrated a strong recovery in 2024. The company achieved higher revenues, improved profitability, and effectively managed its financials despite an increase in certain operating expenses and interest costs. The significant turnaround in net profit after tax highlights Tansy's ability to improve its operations and financial performance, positioning itself for a solid financial future.

Cash flows

In 2024, Tansy's operating activities resulted in a minor net cash outflow of $183, a significant turnaround from the substantial net cash used of $205,026 in 2023. This improvement was primarily driven by a swing from a net loss of $8,832 in 2023 to a net income of $23,737 in 2024. While depreciation remained relatively stable, the company saw a considerable decrease in inventory, which positively impacted cash flow. Conversely, there was an increase in other current assets (deposit) and an increase in trades/other payables, both contributing to a decrease in cash from operating activities.

Looking at investing activities, there was no cash flow related to property and equipment in either 2024 or 2023, indicating no significant capital expenditures or disposals during these periods.

Financing activities presented a positive cash flow of $23,639 in 2024, a stark contrast to the $144,378 inflow in 2023. This difference is largely attributable to a net repayment of loans in 2024 compared to net proceeds from loans in the previous year. However, net proceeds from capital contribution/(distribution) contributed positively to cash flow in both years, with a larger inflow in 2024.

Overall, the net effect on cash and cash equivalents in 2024 was an increase of $23,456, leading to an ending cash balance of $32,765. This is a significant improvement from the $60,648 decrease in cash in 2023, which resulted in an ending cash balance of $9,309. The cash flow statement reveals a notable improvement in Tansy's cash generation from operations in 2024, although financing activities provided less of a boost compared to the previous year.

Liquidity and Capital Resources

As of December 31, 2024, Tansy's total current assets stood at $764,458, a notable increase from $688,261 in 2023. This rise is primarily driven by an increase in "Inventory in Hand" and "Other Current Asset (Deposit)," while "Cash and cash equivalents" also saw a significant jump, as we noted earlier from the cash flow statement.

On the other side, total current liabilities also increased from $159,977 in 2023 to $176,576 in 2024. This increase is mainly due to a rise in "Other Current Liabilities" and "Federal / State Tax" payable, partially offset by a decrease in "Trade / Other payable."

The increase in cash and cash equivalents, as highlighted in the cash flow statement, further strengthens Tansy's short-term liquidity. The ability to generate positive cash flow from operations in 2024, a significant improvement from the cash used in 2023, also contributes to a healthier liquidity position.

- **Long-Term Liabilities:** Tansy's total long-term liabilities decreased from $549,914 in 2023 to $530,452 in 2024. This decrease is primarily due to a reduction in the "EIDL Loan," partially offset by the introduction of "ARD Loan" and "Shopify Capital." The decrease in overall long-term debt could indicate a strategy to reduce leverage.

- **Stockholders' Equity:** Total stockholders' equity saw a substantial increase from $10,960 in 2023 to $77,798 in 2024. This significant growth is primarily due to the net profit of $23,737 generated during the year and a significant "Capital Introduction/(Distribution)" of $43,100. Retained earnings also increased as a result of the profit. This strengthening of the equity base improves the company's financial stability and reduces its reliance on debt financing.

Tansy's liquidity position improved in 2024, driven by increased cash holdings and liquid assets, as well as a stronger quick ratio. In terms of capital resources, the company saw a decrease in long-term debt and a significant increase in stockholders' equity due to profitable operations and capital contributions. This shift towards a stronger equity base suggests a more robust and less leveraged financial structure at the end of 2024 compared to 2023.

It is important to note that while Tansy's operational performance, cash flow, and financial position showed positive developments in 2024 compared to 2023, past performance is not necessarily indicative of future results. Various economic, market, and business factors can influence future outcomes, and there can be no assurance that these positive trends will continue. Investors and stakeholders should consider the inherent risks and uncertainties associated with any business and not rely solely on past performance when making decisions.

New business developments or unforeseen events may necessitate additional funding. While the company is optimistic about its future revenue growth, potential investors should note that past financial results and cash flows may not necessarily predict future performance. The dynamic nature of the retail and home goods industry, coupled with external economic factors, could impact financial outcomes.

For this equity offering, Tansy is seeking a minimum of $30,015, which is expected to improve the company's liquidity and strengthen the balance sheet. While securing these funds would enhance the company's financial flexibility, the management believes that the existing cash reserves, together with the proceeds from the offering, should suffice to cover operational needs over the next 12 months. This perspective underscores a cautious yet optimistic outlook for Tansy's financial health and operational viability in the near term.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:
Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the

time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> (i) in connection with the purchase or sale of any security?
> No
>
> (ii) involving the making of any false filing with the Commission?
> No
>
> (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
> No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> (i) in connection with the purchase or sale of any security?
> No
>
> (ii) involving the making of any false filing with the Commission?
> No
>
> (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
> No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions);

an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
No

(B) engaging in the business of securities, insurance or banking?
No

(C) engaging in savings association or credit union activities?
No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
No

(ii) places limitations on the activities, functions or operations of such person?
No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

No

(ii) Section 5 of the Securities Act?

No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

    a. **any other material information presented to investors; and**

b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Key person Ella Christian has an outstanding small claims judgment of $7,862 in California. Ms. Christian is actively working to resolve the remaining balance. This claim does not affect the operations or financial stability of the Company.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://shoptansy.com/

The issuer must continue to comply with the ongoing reporting requirements until:
   a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form

C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

shawna christian

[Signature Code: 7j3Rnxl88lUEC1WOacDh7iY9GB_ptuN0ig89vun6FwXbylWqw_UIu4I6wrZhT-nK7KTxKmed092ecmfRW3Hh_5S-NXecBZprljmG7NfuSHG5HxbEq9qBGkIK-Mgn_sU8Rpb1-HqHUZf4jde4Brm4Cg]

Shawna Christian

President

Tansy

Date: 30 Apr 2025

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN



Tansy

BUSINESS

PLAN

Prepared

by:

Shawna

Christian

2120 W
Magnolia
Blvd Burbank,
California
91506

1600
Dexter Ave

N Suite
215
Seattle WA 98109

800-580-0541

www.shoptansy.com

IG
@shoptansyla
IG
@shoptansysea
FB
@shoptansy

EXECUTIVE SUMMARY

Tansy was established as a S-corporation at 2120 W Magnolia Blvd, Burbank, California 91506 with the expectation of rapid expansion in the retail plant nursery and home goods industry.

Tansy, a vibrant and distinctive home goods and plant nursery rooted in Burbank, California, transcends the ordinary, offering more than just products. As a cherished family-owned and operated business, Tansy is a haven where joy, creativity, and familial warmth converge. Evolving beyond traditional retail, Tansy is a sanctuary—a space dedicated to fostering community bonds and transforming homes into vibrant canvases. Now, as we embark on the journey of franchising, Tansy extends its heartfelt mission. We are committed to giving back, breaking generational curses, and empowering women in underserved communities to become business owners. Tansy's vision reaches beyond our stores; it's a transformative force, empowering women to shape their destinies and contribute to a world enriched by diversity, positivity, and beauty.

BUSINESS DESCRIPTION

The Company was formed on 06/01/2019 as S-corporation under California state laws and headed by Shawna Christian, whom has over 20 years experience in business management, interior design, and horticulture.

In its nearly 5 years of operation, Tansy has achieved consistent financial success, grossing over $1 million annually. Recognized as an innovative sanctuary for joy, Tansy has earned acclaim from esteemed publications like the LA Times and the San Fernando Business Journal. This recognition not only reflects Tansy's impact but also contributed to the expansion of its reach, culminating in the opening of a second location this year—a testament to the sustained success achieved over the past four years.

Tansy currently employs 4 full-time employees and 2 part-time employees.

MANAGEMENT TEAM

Shawna Christian - *Creator, Owner and President*

Before founding Tansy, Shawna served as the Chief Operating Officer of Generation IX Technologies, a role she held for over two decades. In this capacity, she was responsible for the operational management of all departments and spearheaded numerous initiatives that propelled the company forward. Shawna's leadership was instrumental in developing business prospects through keen analyses of economic trends and revenue opportunities, projecting expansion projects for clients, and enhancing organizational operations.

She worked closely with the executive team to develop hiring, training, and compensation strategies that attracted and retained top talent. Shawna led and mentored the staff, managed the company's financial performance, and ensured compliance with regulatory obligations. Her efforts significantly contributed to the company's brand development and the successful implementation of innovative marketing strategies.

Shawna's vast experience and dynamic leadership style have established her as a respected figure in both the technology and retail sectors, demonstrating her ability to pivot industries successfully and lead businesses to thrive in changing landscapes.

Ella Christian - *Operations Manager of Tansy in Burbank CA and Seattle WA*

Ella Christian oversees the daily operations at both the Burbank and Seattle locations of Tansy. She is responsible for much more than just the day-to-day management of these stores; her scope of work extends into vital areas such as marketing and social media. In these roles, Ella is known for her ability to craft engaging, creative campaigns that not only resonate with Tansy's diverse audience but also significantly boost customer engagement and community interaction.

With a genuine passion for horticulture, Ella has taken the lead on Tansy's plant care initiatives. She has implemented a range of innovative practices designed to ensure the health and vitality of the nursery's plants, enhancing their longevity and beauty. Her deep understanding of plant biology and her commitment to sustainable gardening, which has resulted in a thriving inventory that attracts both novice gardeners and seasoned plant enthusiasts.

Ella is also instrumental in integrating these initiatives into broader marketing strategies, thereby educating and inspiring Tansy's clientele about the joys and benefits of plant parenthood. Her multifaceted approach ensures that Tansy remains a beloved staple in its communities, known for its quality, creativity, and dedication to customer satisfaction.

Elijah Christian - *Retail Store Manager of Tansy*

Elijah Christian oversees the daily operations at Tansy's Seattle location. With a keen eye for detail and a profound dedication to service excellence, Elijah ensures the seamless functioning of the store. He is responsible for managing inventory, carefully coordinating the replenishment of home goods and plant nursery stock to consistently meet customer demands. Under his guidance, the staff at Tansy Seattle provide exceptional service, enhancing the shopping experience for every visitor.

Elijah plays a crucial role in implementing marketing strategies that effectively promote Tansy's diverse product offerings and attract a loyal local clientele. He is also instrumental in maintaining the aesthetic and welcoming atmosphere of the store, creating an environment where customers can enjoy exploring and shopping.

Elijah also handles various administrative tasks and swiftly resolves any operational issues that arise, thereby upholding Tansy's reputation for quality and dedicated customer service. His leadership is pivotal in maintaining the store's status as a beacon of diversity and entrepreneurial spirit within the community, reflecting Tansy's commitment to breaking generational curses and empowering women in underserved communities.

BUSINESS MISSION

Tansy, a vibrant and distinctive home goods and plant nursery rooted in Burbank, California, transcends the ordinary, offering more than just products. As a cherished family-owned and operated business, Tansy is a haven where joy, creativity, and familial warmth converge. Evolving beyond traditional retail, Tansy is a sanctuary—a space dedicated to fostering community bonds and transforming homes into vibrant canvases.

Now, as we embark on the journey of franchising, Tansy extends its heartfelt mission. We are committed to giving back, breaking generational curses, and empowering women in underserved communities to become business owners. Tansy's vision reaches beyond our stores; it's a transformative force, empowering women to shape their destinies and contribute to a world enriched by diversity, positivity, and beauty.

PRODUCTS & SERVICES

Product Offerings

Tansy's primary product is Plant, Gifts, and Home Decor: At Tansy, our product selection reflects our commitment to bringing nature and unique beauty into every home. Our primary offering includes a diverse array of indoor and outdoor plants, complemented by a highly curated selection of rare and collector plants. Each plant is meticulously picked, and our inventory is refreshed weekly, constituting 60% of our overall sales. Additionally, we take pride in offering fair-trade home decor and gift items, each chosen for its worldly and entirely unique qualities. At Tansy, every piece is infused with a personal touch, ensuring that the items you find here are truly one-of-a-kind and cannot be discovered anywhere else.

Services

First-rate service is intended to be the focus of Tansy and a cornerstone of the brand's success. All clients will receive conscientious, one-on-one, timely service in all capacities, be they transactions, conflicts or complaints. This is expected to create a loyal brand following and return business.

DEMOGRAPHICS

Tansy caters to a diverse demographic, appealing to individuals that embrace self-expression, seek the joy of discovery, and desire to feel the meditative allure of nature. Our community-centered approach attracts those desiring comfort in their homes while fostering connections within a visually stunning environment filled with vibrant colors, lights, and an abundance of plants.

At Tansy, our vibrant community is predominantly composed of women, constituting an overwhelming 88.9% of our valued customers, while men make up 11.2%. Within this dynamic demographic, our core audience falls within the age range of 25 to 44, contributing to over 50% of our business. Tansy's unique offerings, events, and empowering atmosphere cater to individuals who seek joy, creativity, and a connection to nature, creating a welcoming haven for those who appreciate the transformative power of plants and distinctive home goods.

MARKETING

Target Markets

Tansy's target markets in Burbank and Seattle currently cater to urban enthusiasts and nature lovers, offering unique, handpicked products from around the world in a lush botanical setting. As we plan to expand nationwide, Tansy's potential audience broadens, encompassing diverse markets attracted to exclusive items and a community-focused experience. The appeal lies in the buisness' range of offerings, that include hand-picked plants, worldly home goods, unique gifts, and local artisan creations. Tansy's expansion strategy involves capturing the interest of individuals seeking one-of-a-kind products and a vibrant community center atmosphere with workshops, free events, private gatherings, and more.

Promotional Strategies

The Company will promote sales using the following methods:

Social Media Dominance:

Leveraging the power of social media, Tansy will continue to fortify its online presence. With over 20,000 followers on all Tansy social accounts, daily posts, and monthly ads across various social channels, we aim to maintain and enhance engagement. The visually captivating nature of our products aligns seamlessly with platforms like Instagram and TikTok, providing an ideal space to showcase the vibrant world of Tansy.

Influencer Partnerships:

Building on the success of previous collaborations, Tansy will strategically partner with social media influencers who align with our brand ethos. Influencer marketing remains a powerful tool to extend our reach, foster authenticity, and introduce Tansy to new audiences. These collaborations will not only highlight our unique products but also reinforce Tansy's commitment to joy, creativity, and community.

E-mail Marketing:

Tansy will continue to nurture its existing customer base and expand its reach through effective email marketing. Regular newsletters will update subscribers on upcoming events, new products, and exclusive promotions. Personalized content will foster a sense of connection, converting one-time customers into loyal advocates who eagerly spread the word about Tansy.

Strategic Partnerships:

Tansy will explore strategic partnerships with complementary businesses, such as eco-conscious brands, or wellness establishments. Collaborative promotions and co-hosted events will expand our visibility, tapping into the existing customer bases of our partners while reinforcing Tansy's commitment to community engagement.

Data-Driven Insights:

To optimize marketing strategies, Tansy will employ data analytics tools to gain insights into customer behavior, preferences, and engagement patterns. This data-driven approach ensures that our marketing efforts are not only creative but also strategically aligned with the evolving needs and expectations of our target audience.

Through a synergistic blend of social media dominance, influencer partnerships, targeted email marketing, community events, and strategic collaborations, Tansy's marketing plan is poised to build on past successes and elevate the brand to new heights in the dynamic landscape of retail and home improvement.

Sales Incentives/Recurring Revenue:

We're venturing into the future with an exciting new chapter – introducing our exclusive subscription box. Elevating the Tansy experience beyond our vibrant storefront, our subscription box will deliver hand-picked, locally crafted treasures right to your doorstep. Dive into a curated selection of lush plants, distinctive pots, and captivating home decor, all designed to infuse your space with the unparalleled charm that defines Tansy. Join us on this journey as we expand our horizons, connecting with a wider audience and spreading the joy of unique, artisan-made creations.

COMPETITION

Level of competition in the retail nursery and home goods industry: Tansy operates within a moderately competitive landscape, characterized by a diverse mix of players ranging from giant big-box corporations to smaller mom-and-pop shops. The presence of these varied competitors underscores the dynamic nature of the market. Giant big-box corporations bring scale and extensive resources, often catering to a broad customer base. Conversely, smaller mom-and-pop shops contribute to the industry's vibrancy by offering unique, personalized experiences and often engaging deeply with local communities. Tansy positions itself strategically amidst this diverse competition by emphasizing its distinctiveness, commitment to community, and the creation of a unique haven for joy and creativity, fostering a niche that resonates with customers seeking a more intimate and personalized shopping experience.

The primary competitors for the business are the following:

HOME
DEPOT
LOWES
ARMSTRONG
GARDENS
DIYCENTER
COST PLUS
ANTHROPOLOGY
HOME
GOODS
TARGET

However, we believe that Tansy has the following competitive advantages:
Tansy transcends the ordinary retail experience, standing out in the market as a truly unique and special destination. Being a family-owned business, every aspect of Tansy is infused with a personal touch, offering an intimate shopping experience unlike any other. From our handpicked, worldly, and unique items to the carefully crafted ambiance, Tansy isn't just a store; it's a sanctuary. As you step through our doors, you enter a space thoughtfully designed to be not only visually appealing but a safe-haven for the soul. Tansy is a testament to the power of family, curated beauty, and the transformative nature of a shopping experience that goes beyond the transaction, creating a space that heals and uplifts.

INVESTMENT PLAN

As a black owned female business, we are on a mission to help other women achieve their dreams. We recognize that our hard work and dedication were just a fraction of what got us to where we are today. The business has given us the opportunity to assist other female business hopefuls with achieving their own dream of success. We would like to take that farther and reach out to other women throughout the country. Having an option of franchising the business allows us to bring other prospective women into Tansy. We can hand pick the people and areas of where a franchise location can go. We can help other women break all generational curses and create their own generational wealth by owning their own Tansy. Keeping within the franchise model, financial burden will be on the new business owners but allowing Tansy to benefit from the success of franchise location. Keeping the feel and aesthetic of Tansy with the franchising model, we are paying it forward by teaching and guiding new business owners with their venture. Consulting on getting SBA loans to setting up shop, we will be hand holding the entire way to better ensure success.

At Tansy, our vision extends beyond the brick and mortar of our unique home goods haven. As a proudly black woman-owned business, we are breaking barriers and setting new standards. Our next step involves empowering women of color through franchising opportunities. Tansy aims to be a catalyst for change, offering a platform for like-minded entrepreneurs to take charge, establish their own businesses, and positively impact their communities. More than just a shop, Tansy is a safe haven for everyone, and we are eager to share the love and opportunity with those who aspire to shape their destinies.

Appendix B - RISK FACTORS

Risks Related to the Business

■ **Market Competition:** Tansy operates in the competitive retail plant nursery and home goods market, which includes large chain retailers and local boutiques. An increase in competition could impact Tansy's market share, pricing strategies, and overall profitability.

■ **Inventory Management:** Efficient inventory management is crucial for Tansy's success. Mismanagement, such as overstocking or understocking, can lead to significant financial losses either through increased operational costs or missed sales opportunities.

■ **Supplier Dependency:** Tansy relies on a variety of suppliers for both plants and home goods. Disruptions in these relationships, whether due to financial instability of suppliers, supply chain issues, or international trade complications, could adversely affect Tansy's operations.

■ **Economic Dependency on Specific Geographic Locations:** Primarily based in Burbank, CA, and Seattle, WA, any economic downturns in these regions could disproportionately impact Tansy's business performance.

- **Regulatory Risks:** As a business dealing in both domestic and potentially international goods, Tansy is subject to various regulations including import, export, and customs regulations. Changes in these regulations or failures to comply can result in fines, penalties, or interruptions in business operations.
- **Environmental Regulations:** Being in the plant nursery business, Tansy is subject to environmental laws and regulations. Non-compliance with these regulations can lead to legal challenges and potential fines.
- **Technology Risks:** Tansy's reliance on technology for sales, marketing, and operations exposes it to risks related to system failures, cybersecurity breaches, and data loss. Any such issues could disrupt operations and damage the company's reputation.
- **Key Personnel Risks:** Tansy's success heavily relies on the continued involvement of its key management team. Loss of key personnel without adequate replacement could disrupt business operations.

- **Financial Stability and Debt Load:** Tansy's current level of indebtedness could impact its financial stability and operational flexibility. The management of significant debt requires careful planning and execution to maintain financial health.

Risks Related to This Offering

- **Lack of Liquidity:** The shares offered are not traded on a public exchange, and there is no guarantee that a secondary market will develop. This lack of liquidity means that investors may have difficulty selling their shares and may have to sell at a price much lower than that at which they purchased.
- **Minority Shareholder Risks:** Investors in this offering will hold a minority stake, which limits their ability to influence management decisions, including decisions about business operations, financial management, or corporate governance.

- **Dilution Potential:** Future capital raises may dilute existing shareholders if new shares are issued. This could decrease the ownership percentage of current investors and could potentially dilute the value of their investments if the issuance price is lower than the current share price.

- **Valuation Fluctuations:** The valuation for this offering has been set by Tansy's management and may not necessarily reflect market or intrinsic value, potentially leading to losses for investors if the market valuation is lower.

- **Regulatory and Compliance Risks:** Equity crowdfunding is regulated by several agencies, including the SEC. Compliance failures or changes in crowdfunding regulations could impact the offering and expose both Tansy and its investors to potential legal and financial liabilities.

- **Economic and Market Conditions:** Broad market fluctuations and economic downturns can adversely affect Tansy's operational results and financial condition, irrespective of the company's operating performance.

■ **Risks of Additional Funding Needs:** If Tansy requires additional funding beyond what is raised in this offering, there is no assurance that such financing will be available on favorable terms, if at all. Failure to obtain such financing could force the company to delay or abandon some of its expansion plans.

■ **Tax Obligations:** Investors are responsible for the tax implications of their investment in Tansy. Misunderstanding or mismanagement of these obligations can lead to adverse personal financial consequences.

Investors are encouraged to carefully consider these risks and consult with financial, legal, and tax advisors before deciding to invest. The dynamic nature of Tansy's business and the complex regulatory landscape of equity crowdfunding make it critical to understand and accept these risks fully.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT
of
TANSY

Important:
This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Tansy, a company organized and existing under the laws of the State of California ("Tansy" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Tansy has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Common Stock of Tansy (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

1.1 Issue of Shares. Subject to the terms and conditions hereof, Tansy hereby issues to the Subscriber, and the Subscriber hereby subscribes from Tansy **[Shares Subscripted] Shares**, at a Per Share Price equal to **$29.00** (the "Share Price").

1.2 Subscription Price. The aggregate Subscription Price for the Shares is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Tansy as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Tansy a fee specified in the Form C of this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Tansy and such decision is based upon a review of the Form C which has been filed by Tansy with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Tansy in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Tansy;

c. the Subscriber acknowledges and accepts the fact the owners of the Shares are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Tansy;

d. Tansy is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Tansy from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Tansy and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Tansy in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Tansy in connection therewith;

f. the Subscriber acknowledges that Tansy has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and Tansy shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and Tansy is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Tansy (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Tansy is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on Tansy is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and Tansy and depends on the advice of its legal and financial advisors and agrees that Tansy will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and Tansy; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by Tansy. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Tansy and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Tansy to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Apr 2026, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of California, without the application of any conflict of laws principle that

would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Tansy shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Shawna Christian

_____
Name: Shawna Christian
Title: President
Tansy

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

TANSY
Years Ended December 31, 2024 and 2023
With Independent Accountant's Review Report

TANSY
Financial Statements
Years Ended December 31, 2024 and 2023

Contents

Independent Accountant Review Report	2
Balance Sheet	3
Statement of Operation	4
Statement of Cash Flow	5
Statements of Changes in Stockholders' Equity	6
Property, Plant and Equipment	7
Notes to Financial Statements	8

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board of Director
TANSY

I have reviewed the accompanying financial statements of TANSY, which comprise the balance sheets as of December 31, 2024 and 2023, the related statements of income, Statements of Changes in Stockholders' Equity, cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA

Philadelphia, Pennsylvania
Friday, April 25, 2025

TANSY

Balance sheet (Unaudited)

	As on December 31, 2024		2023	
Assets				
Current assets:				
Cash and cash equivalents		32,765		9,309
Inventory in Hand		690,963		626,291
Other Current Asset (Deposit)		40,730		52,660
Total current assets	$	**764,458**	$	**688,261**
Fixed assets:				
Furniture		68,989		68,989
Truck		7,225		7,225
Buildings Improvement		17,429		17,429
Total	$	**93,643**	$	**93,643**
Less : Accumulated Depreciation/Amortization		(73,274)		(61,053)
Net Property, Plant and Equipment	$	**20,369**	$	**32,590**
Total Assets	$	**784,826**	$	**720,851**
Liabilities and Stockholders' Equity				
Current liabilities:				
Trade/Other payable		58,886		85,744
Other Current Liabilities		107,594		74,233
Federal / State Tax		10,096		-
Total current liabilities	$	**176,576**	$	**159,977**
Long-term liabilities				
ARD Loan		10,000		-
Shopify Capital		19,710		-
MCA Loan		-		32,436
EIDL Loan		228,487		240,463
SBA Loan		272,255		277,014
Total long-term liabilities	$	**530,452**	$	**549,914**
Total Liabilities	$	**707,028**	$	**709,890**
Stockholders' Fund				
Common Stock		1		1
Retained Earnings		10,960		5,191
Capital Introduction/(Distribution)		43,100		14,601
Profit/(Loss) During The Year		23,737		(8,832)
Total Stockholders' Fund	$	**77,798**	$	**10,960**
Total liabilities and stockholders' Fund	$	**784,826**	$	**720,851**

See Independent Accountant's Review Report

3

	TANSY	
	Statement of Operation (Unaudited)	

	For the year Ended December 31,	
	2024	2023
Revenue	1,120,919	1,060,578
Total Revenue	$ 1,120,919	$ 1,060,578
Costs of Good Sold	468,191	486,048
Total Cost of Goods Sold	$ 468,191	$ 486,048
Gross Profit	$ 652,728	$ 574,530
Expenses:		
Accounting	6,062	1,700
Advertising & Marketing	10,019	19,249
Automobile and Truck	14,898	13,243
Bank Charges	12,497	6,338
Depreciation and Amortization	12,222	12,463
Director's/Officer's compensation	39,897	27,183
Donation	282	2,385
Insurance	9,767	4,394
Internet	7,263	6,276
Legal and Professional	320	-
Meals	1,321	4,308
Office Supplies	18,977	19,905
Payroll expenses	200,237	250,095
Lease Rent	155,337	116,105
Repairs and Maintenance	7,970	4,569
Security	1,375	2,263
Storage Fee	-	13,114
Software and Application	55,338	20,314
Telephone	-	1,717
Taxes and Licenses	8,098	5,806
Travel Expenses	2,119	6,455
Utilities	10,431	14,531
Website	-	1,496
Other Expenses	5,182	2,147
Total operating expenses	$ 579,610	$ 556,053
Operating Profit	$ 73,118	$ 18,476
Other (Expense)/Income		
Interest expense	(39,286)	(27,308)
Net Profit Before Tax	$ 33,833	$ (8,832)
Federal / State Tax	10,096	$ -
Net Profit After Tax	$ 23,737	$ (8,832)

See Independent Accountant's Review Report

TANSY

Statements of Cash Flows (Unaudited)

	For the year Ended December 31,	
	2024	**2023**
Operating activities		
Net income	23,737	(8,832)
Depreciation	12,222	12,463
(Increase)/Decrease in Inventory	(64,671)	(141,790)
(Increase)/Decrease in Other Current Asset (Deposit)	11,930	(12,930)
Increase (decrease) in trades/other payables	16,600	(53,936)
Net cash Generated/(used) by operating activities	**(183)**	**(205,026)**
Investing activities		
Property and equipment	-	-
Net cash used in investing activities	-	-
Financing activities		
Net Proceeds from loan	(19,461)	129,777
Net Proceeds from capital contribution/(distribution)	43,100	14,601
Net cash from financing activities	**23,639**	**144,378**
Net (decrease) increase in cash and cash equivalents	23,456	(60,648)
Cash and cash equivalents at beginning of year	9,309	69,957
Cash and cash equivalents at end of year	**$ 32,765**	**$ 9,309**

See Independent Accountant's Review Report

TANSY

Statements of Changes in Stockholders' Equity (Unaudited)

		Common Stock/Additional Paid in Capital		Retained Earnings/(Deficit)		Total Shareholders Fund
Balance at December 31, 2021		1		(3,808)		(3,807)
Additional Paid in Capital/(Capital Distribution)		-		-		-
Less: Net Profit/(Loss)		-		8,998		8,998
Balance at December 31, 2022		**1**		**5,190**		**5,191**
Additional Paid in Capital/(Capital Distribution)		-		14,601		14,601
Less: Net Profit/(Loss)		-		(8,832)		(8,832)
Balance at December 31, 2023	**$**	**1**	**$**	**10,959**	**$**	**10,960**
Additional Paid in Capital/(Capital Distribution)		43,100		-		43,100
Less: Net Profit/(Loss)		-		23,737		23,737
Balance at December 31, 2024	**$**	**43,101**	**$**	**34,696**	**$**	**77,797**

See Independent Accountant's Review Report

TANSY

Property and Equipment (Unaudited)

Sl No.		Asset Description	Nos	Life of Asset (Months)	Depreciation Method	Date of Purchase/ capitalization	Amount $	Accumulated Depreciation Amortization			Net Asset
								As on 31st Dec 2023	For the Year 2024	As on 31st Dec 2024	
1		Furniture	1	84	SLM	1-Jan-19	68,601	49,001	9,800	58,801	9,800
2		Building Improvements	1	180	SLM	1-Jan-19	17,429	5,810	1,162	6,972	10,457
4		Truck	1	60	SLM	7-Nov-19	7,225	6,021	1,204	7,225	0
5		Furniture	1	84	SLM	1-Jan-20	388	222	55	277	111
TOTAL							93,643	61,053	12,222	73,274	20,369

See Independent Accountant's Review Report 7

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Tansy ("the Company") is 100% owned by Shawna Christian. The Company is a Plant Nursery and Home Goods Store located in Seattle, WA and Burbank, CA. The Company has presence over online store as well.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation/Amortization is computed using a straight-line mid- month convention method over the estimated useful lives of the assets. i.e. 15Years for Building Improvements, 7 Years for Furniture and 5 Years for Truck.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of cash at bank.

Inventory Value

The Inventories are valued at lower of cost or Net Realizable Value of the Inventory.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Related party transactions

The company paid Compensation to its Officer/Director as below.

Director Name	2024	2023
Shawna Christian	$39,897	$27,183

3. Income Tax Expenses

During the year 2024 company opted to file taxes as C Corp from w.e.f. Jan 1 2024. Estimated tax rate for Tax Provision is considered as 21% for Federal and 8.84% for the state of California.

4. Commitments and Contingencies

As of the date of issuance of financials, April 23, 2025, the company has no commitments or contingencies.

5. Subsequent Events

Management has evaluated subsequent events through Apr 23, 2025, the date on which the financial statements were available to be issued. The Company did not have any material recognizable subsequent events that would require adjustment to, or disclosure in, the financial statement.

See Independent Accountant's Review Report.